UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Inovio Biomedical Corporation

File No. 333-156035 - CF#23099

      Inovio Biomedical Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on January 23, 2009.

      Based on representations by Inovio Biomedical Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.26	through January 1, 2019
Exhibit 10.27	through January 1, 2019
Exhibit 10.29	through January 1, 2019
Exhibit 10.31	through January 1, 2019
Exhibit 10.32	through February 21, 2012
Exhibit 10.33	through January 1, 2019
Exhibit 10.34	through January 1, 2019
Exhibit 10.35	through January 1, 2019
Exhibit 10.36	through January 1, 2019
Exhibit 10.37	through January 1, 2019
Exhibit 10.39	through January 1, 2019
Exhibit 10.42	through January 1, 2019
Exhibit 10.44	through January 1, 2019
Exhibit 10.50	through January 1, 2019
Exhibit 10.65	through January 1, 2019

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Branch Chief